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Danske Bank



05006162

SUPPL

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

28 February 2005

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	3

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of press release of today.

Yours faithfully,

Danske Bank
Danske Markets / ALM

dlw 3/7

Danske Bank

To the Copenhagen Stock Exchange and the Press

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 69 82 24

February 28, 2005

Stock Exchange Announcement No. 4/2005

Acquisition of banks in Northern Ireland and the Republic of Ireland completed

All the relevant authorities have now approved Danske Bank's acquisition of Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland.

With the approvals, the agreement between National Australia Bank and Danske Bank is expected to be closed today – February 28, 2005 – whereupon Northern Bank and National Irish Bank will become part of the Danske Bank Group. The Danske Bank Group will be the sole owner of the two banks.

As stated in the stock exchange announcement of December 14, 2004, the Danske Bank Group pays £ 967m (DKr10.4bn) for the shares of the holding company National Europe Holdings (Ireland) Ltd.

"The acquisition offers a solid basis for growth, and we have now started the integration process which will run until Easter 2006," says Peter Straarup, Chairman of the Executive Board of Danske Bank. "Then, both banks will have access to Danske Bank's shared IT platform, and we will be able to offer retail and corporate customers of the two banks better services and a range of new products."

The process includes the integration of administrative functions – finance, product development, communications, HR development – and development and support functions on the international retail platform of the Danske Bank Group.

The Danske Bank Group expects to incur integration costs, including the costs of migrating the data systems at Easter 2006, in the amount of DKr1.5bn of which the Group expects to spend some DKr0.5bn in 2005.

The two banks will continue to operate under their own brand names, but they will adopt the corporate visual identity of the Danske Bank Group.

Separation of banks will enhance focus

With the acquisition, the Danske Bank Group starts a process to separate the two banks into two units with their own managements and staff functions. However, the two banks will continue to share a number of support functions.

Don Price will be appointed Chief Executive of Northern Bank. Until a new Chief Executive of National Irish Bank is appointed, John Trethowan, Chief Operating Officer, will act as Chief Executive.

"Northern Bank and National Irish Bank take up very different positions in their markets, and we believe that the separation of the two banks will help us focus on activities and create growth," says Straarup.

Mr Price will join the Executive Committee of the Danske Bank Group. The new Chief Executive of National Irish Bank will also join the Executive Committee of the Group.

Mr Straarup will be the Chairman of the boards of directors of both banks.

Northern Bank is market leader in Northern Ireland with a share of the market of more than 20 per cent and a large network of branches. The bank's customer base consists primarily of retail customers, but the bank also serves a considerable number of small and mid-sized corporate customers.

National Irish Bank has a less prominent position in Ireland, with a share of the market of around 4 per cent. In recent years, the bank has expanded its services for high-net worth individuals and mid-sized corporate customers in addition to serving retail customers. The Group believes that the bank has considerable potential and expects to open new branches.

Danske Bank

Steen Reeslev

Contacts:
Peter Straarup, Chairman of the Executive Board, tel. + 45 33 44 01 07
Don Price, Chief Executive, tel. +353 1 638 4829

This is a translation of a stock exchange announcement in the Danish language. In case of discrepancies, the Danish version prevails.

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RECEPTION OK

TX/RX NO	9762
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	02/28 03:47
USAGE T	02'15
PGS.	3
RESULT	OK